Mail Stop 3-5

      March 11, 2005

By U.S. Mail and Facsimile

John R. Murphy
Chief Financial Officer
Accuride Corporation
7140 Office Circle
Evansville, Indiana  47715

Re:	Accuride Corporation
	Form S-1 filed February 23, 2005, as amended
	File No. 333-121944

Dear Mr. Murphy:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our previous comment 1. Please ensure you give retroactive effect to the stock split to be consummated immediately prior to the effectiveness of this offering throughout your document. Refer to the guidance in SAB Topic 4C.
2. We note your response to our prior comment no. 5. However, we note that the parties subsequently amended the Merger Agreement due to TTI`s failure to satisfy a condition previously required under the
December 24, 2004 agreement. We understand that Accuride reduced the amount of common stock to be issued in the Merger Transaction and revised certain terms of the Merger Agreement. On a supplemental basis, please provide us with the changes made to the Merger Agreement. Also, supplementally tell us the condition that TTI failed to satisfy under the Merger Agreement and how Accuride`s reduction of common stock and revision of terms in the Agreement addressed that failure. In your response, you state that TTI stockholders approved the amendment to the Merger Agreement. Finally, please describe the consideration that TTI stockholders gave to the amendments and the extent to which TTI stockholders were able to renegotiate the terms of the amended terms.

Proposed artwork
3. Please clarify your reference to "various markets" next to the Brillion product. What is the Brillion product?

Prospectus Summary, page 1
4. In the section pertaining to the TTI merger, we advise you to include a bullet-point on the TTI auditor recognition of a material weakness in TTI`s internal controls for the year ended December
31,
2004.

TTI Merger, page 31
5. If the additional shares are issuable upon the closing of an initial public offering, we assume that they will become issuable upon effectiveness of this registration statement. Please revise to clarify.

Use of Proceeds, page 32
6. Please revise the first bullet to parenthetically include the current actual interest rate you are paying.

Pro Forma Consolidated Financial Data, page 36

Notes to the Unaudited Pro Forma Consolidated Financial
Statements,
page 39

Note 1. Pro Forma Adjustments, page 39

General
7. Refer to our previous comment 38. We still feel that the level of detail included in your explanations is insufficient to allow the reader to recalculate the adjustments from the information provided.
Please revise your adjustment explanations to include all information necessary for the reader to recalculate each adjustment.
8. Refer to your responses to our previous comments 37 and 70. We understand, from these responses, that an ownership change could potentially limit your ability to utilize your net operating losses.
TTI`s net operating losses will also be subject to a potential limitation. However, based upon your preliminary calculations you believe that you will be able to fully utilize the net operating losses of both Accuride and TTI. For this reason, the pro forma financial statements do not include any adjustments relating to these matters. If our understanding is correct, please expand your disclosures to state these facts in the notes to the pro forma financial statements.

(a) TTI Merger Asset Allocation
9. Refer to your response to our previous comment 34. We understand, from your augmented disclosure, the methodology used to value TTI. Please supplementally reconcile the estimated $92 million purchase price with the value of the consideration you are offering (cash and common shares). If practicable, please also advise us as to the estimated range of the initial public offering price.
10. In addition, please supplementally explain the relationship of the $92 million purchase price to the "equity value" of TTI. We see that you placed a "deemed value" upon both TTI and Accuride. How did you determine the total equity value to be allocated? We assume the per share value of Accuride common shares on page 34 of your response was derived purely as a function of outstanding shares, predetermined ownership percentages, and total equity value. If it was not, please explain how you determined it.
11. Supplementally explain to us how you have considered the cash payouts described in your response to our previous comment 74 in your pro forma financial statements.

(b) Refinancing Adjustments

b(ii) Deferred Financing Costs, page 41
12. It is unclear how you derived the $9,708 of new financing fees presented in your explanation b(ii) as the table of fees and expenses presented in b(i)(c) appears to indicate different amounts for these items. Please revise or advise.


c(iv) Intangible Assets, page 42
13. We note your response to our prior comment 33. We note that you have assigned asset lives of 10-15 years and 15-30 years for Technology and Customer Relationships. Supplementally explain to us why you feel the assignment of useful lives of this length is appropriate. Include in your response the basis for your assessment and the reasons behind any changes in useful lives assigned by TTI.
Describe the specific nature of the customer relationships.

c(vi) Pro Forma Interest Expense, page 43
14. Please revise points (1)-(3) under explanation c(vi) to indicate the actual rate used in the calculation of pro forma interest for each credit facility.

Management`s Discussion and Analysis, page 49

Results of Operations, page 51
15. We note your revised disclosure in response to our previous comment 41, but still believe that you`re MD&A disclosures should be more specific. Your present disclosures appear to commingle the impact of surcharges and price increases. We understand the term "surcharge" to refer to an additional tariff or fee that you have the right to pass on to your customers, in full or in part. If you were no longer subject to the surcharge, you would correspondingly reduce the related fees charged to your customers. If our understanding is correct, please revise to specifically disclose the amounts of the surcharges you incurred and those you received from your customers.
This disclosure would enable the reader to understand the impact of surcharges upon gross margin.

Principal Stockholders and Selling Stockholders, page 100
16. We note your responses to our prior comment nos. 51 and 52. Please tell us why you believe it is necessary to combine two separate item requirement sections into one. Your current presentation makes it difficult to follow key disclosure embedded in your footnotes. We suggest that you relocate and separate disclosure into a narrative, paragraph format with subheadings. Your selling shareholders section should, for example, be separate and contain a narrative explaining: how the selling shareholders received the shares to be offered for resale; and any material relationship the selling stockholders have had with the company over the last three years. Also, provide a separate table indicating the specific number of shares to be offered for resale.


Accuride Corporation Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-7
17. We note your response to our prior comment 64, but we note that you have provided a tabular format that presents the year end balance in rebate allowance, but not a table that presents the activity. Such a table should be in the format suggested in Rule 5-04 of Regulation S-X. If you consider the activity in this allowance to be material, disclosure of the activity in this allowance would be necessary under Rule 5-04 of Regulation S-X. We may have additional comments upon review of this information. Please note that it is not necessary to present your schedule of activity by customer.
18. We note your reference to the significance of shipping costs on page 5. Consideration should be given to including a related accounting policies footnote.

Note 2 - Recapitalization of Accuride Corporation, page F-14
19. We note your response to our previous comment 68, but feel that
the response provided does not provide sufficient detail of the facts
and circumstances surrounding the 2002 adjustment to the 1998 recapitalization. Please readdress this comment in your next
response.   In addition, please explain the extent to which
changes
in a related valuation allowance occurred, if applicable.
Finally,
please supplementally explain the size of this adjustment relative to your initial estimate.

Note 7 - Pension and Other Postretirement Benefit Plans, page F-18
20. It appears that additional disclosures are required regarding the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Refer to the disclosure requirements of SFAS 132(R) and revise or advise.


Note 12 - Segment Reporting, Page F-28
21. We note your response to our prior comment 73. Assuming that aggregation of two or more operating segments is considered to be appropriate, please note that this fact should be specifically disclosed in your subsequent filings. The reasons why aggregation is considered to be appropriate should be explained in your subsequent filings as well.
22. With regard to the operating segments of TTI, please refer to their related response letter dated June 16, 2004. In response 76,
TTI identified their operating segments and product categories. They also reported a three year average of gross profit margin by segment.
Please update this information by providing us with a tabular schedule of gross profit margin by operating segment for each of the most recent three fiscal years and on the basis of a three year average. We may have further comments upon review of your response.
23. With regard to Accuride`s conclusions regarding the existence of a single operating segment prior to the merger, please provide us with a copy of the monthly financial report to which you refer in support of your conclusions. In addition, please tell us whether gross profit margins and/or operating results are reported to the Board of Directors solely on a consolidated basis. We may have further comments upon review of your response.

Note 17 - Subsequent Events, page F-32
24. We note the disclosure that the asset allocation presented is based on preliminary valuation information and that other studies have not been completed. Supplementally tell us and expand your disclosure to indicate the specific contingencies that exist. Include in your response the specific assets and asset valuations to which these relate.

Transportation Technologies Industries, Inc. Financial Statements

Note 9 - Shareholder`s Equity, page F-52
25. Refer to our previous comment 74. It is unclear from your explanation why the revisions to the original agreement resulted in a straight reduction of 6.45%, representing the total decrease in residual equity value of the new organization attributable to the cash payout of non-accredited holders of TTI preferred stock. Please explain to us why the reduction in value of $8.8 million due to the payout was not taken directly from the categories of preferred stock the non-accredited investors owned, as was done for the Rule 501 non-accredited investors. Also, your disclosure should be revised to indicate the reason for the subsequent change in the merger agreement as well as the cash payments made for each class of preferred stock.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 824-2885, or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 942-2931 or me with any other questions.

      				Sincerely,



      				Max A. Webb
							Assistant Director




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John R. Murphy
Accuride Corporation
March 11, 2005
Page 8